# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cool Cat Beverages, Inc.
429 Lenox Ave
Miami, FL 33139
www.drinkcoolcat.com

Up to $1,235,000.00 in Class A Non-Voting Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Cool Cat Beverages, Inc.
**Address:** 429 Lenox Ave, Miami, FL 33139
**State of Incorporation:** DE
**Date Incorporated:** May 18, 2023

## Terms:

**Equity**

**Offering Minimum:** $15,000.00 | 15,000 shares of Class A Non-Voting Common Stock
**Offering Maximum:** $1,235,000.00 | 1,235,000 shares of Class A Non-Voting Common Stock
**Type of Security Offered:** Class A Non-Voting Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Time-Based Perks**</u>

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

<u>**Volume-Based Perks**</u>

Invest $1000+ and receive 5% bonus shares

Invest $5,000+ and receive 10% bonus shares

Invest $10,000+ and receive 15% bonus shares

<u>**The 10% StartEngine Owners' Bonus**</u>

Cool Cat Beverages, Iinc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

## The Company and its Business

*Company Overview*

Cool Cat Beverages, Inc ("Cool Cat" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Cool Cat's parent entity is a minority founded, owned, and operated beverage lifestyle company established in 2018 in Chelsea, NYC. A refreshing line of low-calorie sparkling cocktails, Cool Cat is seeking to make wine more approachable and inclusive for the next generation of wine drinkers.

Because the alcohol industry is heavily regulated we can legally only sell to distributors. But we have three groups to generate sales; distributors, retailers and consumers. We sell to distributors, distributors sell to retailers and retailers sell to consumers. Our revenue specifically comes from purchase orders from our distributors.

**Corporate History**

The Company's parent entity, 3 Cool Cats, LLC, a NY limited liability company, was founded on May 25, 2018 and has historically maintained the business and operations of Cool Cat. On May 18, 2023, the Company, Cool Cat Beverages, Inc, a Delaware corporation was formed, which is the entity raising on StartEngine and that will operate the Cool Cat business going forward. The Company is currently wholly owned by its parent entity.

**Intellectual Property**

The Company was granted 11 US and International trademarks and has 2 trademarks pending. In addition, the Company was granted 3 US copyrights and has 1 copyright pending.

**Trademarks:**
Trademark: ART DECO CAT LOGO

Country: United States
Registration Number: 6,014,410
Status: Registered March 17, 2020

Trademark: ART DECO CAT LOGO
Country: Europe
Registration Number: 1495201
Status: Registered July 18, 2019

Trademark: ART DECO CAT LOGO
Country: United Kingdom
Registration Number: 1495201
Status: Registered July 18, 2019

Trademark: ART DECO CAT LOGO
Country: Japan
Registration Number: 1495201
Status: Registered July 18, 2019

Trademark: ART DECO CAT LOGO
Country: Korea
Registration Number: 1495201
Status: Registered July 18, 2019

Trademark: COOL CAT
Country: United States
Registration Number: 6,309,335
Status: Registered March 30, 2021

Trademark: COOL CAT
Country: Europe
Registration Number: 1516880
Status: Pending

Trademark: COOL CAT
Country: United Kingdom
Registration Number: 3643495
Status: Registered December 9, 2019

Trademark: COOL CAT
Country: Japan
Registration Number: 1516880
Status: Registered December 9, 2019

Trademark: COOL CAT
Country: Korea
Registration Number: 1516880
Status: Registered December 9, 2019

Trademark: WE DON'T SPIKE, WE SPRITZ
Country: United States
Registration Number: 6,647,632
Status: Registered Feb. 15, 2022

Trademark: WE MAKE WINE COOL
Country: United States
Registration Number: 6,896,427
Status: Registered November 8, 2022

Trademark: THE COOL IS YOU
Country: United States
Registration Number: N/A
Appln. Number: 97/720917
Status: Pending, filed Dec. 16, 2022

<u>Copyrights:</u>
Copyright: COOL CAT JINGLE (Sound Recording)
Registration Number: SR 880-426
Status: Registered August 6, 2020

Copyright: COOL CAT JINGLE (Performing Arts)
Registration Number: PA2-257-764
Status: Registered August 6, 2020

Copyright: COOL CAT JINGLE (Lyrics)
Registration Number: Pau-4-022-566
Status: Registered April 3, 2020

Copyright: COOL CAT CAN LABEL
Registration Number: N/A
Status: Pending

*Competitors and Industry*

Although total U.S. wine sales increased in 2022, a recent study[1] suggests the wine industry should focus on being more innovative and recruiting new, multicultural wine consumers. Currently, only 25% of 20–29-year-olds (Gen Z and younger Millennials) drink wine, 70% of which are White-non-Hispanic vs. Hispanic (13%), Black (12%), and Asian (4%). The Cool Cat team has been pleased to see many retailers increasingly emphasizing minority-founded companies.

[1] Gomberg, Fredrikson & Associates 2022 report.

https://www.forbes.com/sites/lizthach/2022/04/25/us-wine-market-sales-up-168-in-2021-pointing-towards-hot-wine-trends-in-2022/?sh=570fe6943d24

The Company has several major competitors in the ready-to drink beverage industry, namely Cutwater, Long Drink, Bev, and Spritz Society. Cool Cat stands out by working closely with accounts to ensure the brand is highlighted as a minority founded company, when possible, and has been fortunate to find supportive partners who stand behind us and allocate resources to help minority brands like Cool Cat succeed. Cool Cat will always be guided with diversity and inclusivity in-mind and hope this helps to inspire other minority founded and owned companies.

Cool Cat is rooted in representation, inclusivity, and acceptance of people of all races, ethnicities, genders, and sexual orientations.

*Current Stage and Roadmap*

Cool Cat is currently in-market with our ready-to-drink beverages. Named "Best Spritzer" by Liquor.com, the naturally flavored sparkling cocktails – available in Original (Elderflower Mint Lime) Citrus, Berry, and Grapefruit flavors – feature a base of California white wine, cane sugar, and are naturally gluten free. At 6.9% ABV they are a better alternative to many other alcoholic beverages, containing just 140 calories and two grams of sugar per 12-ounce can.

https://www.liquor.com/best-canned-wines-5104808

We are growing and expanding at a fast but manageable rate and building a unique brand and company culture that is breaking barriers in an antiquated and slow evolving industry. We are innovators and disruptors who are moving the wine industry forward. We have expanded from 8 states in 2022 to 24 states in 2023 and continue to open states where we see opportunity. The canned cocktail category is booming and we believe we are positioned to advatange! Be a part of a history changing brand on our way to the top.

## The Team

### Officers and Directors

**Name:** Rocco Gabriel Venneri

Rocco Gabriel Venneri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  **Dates of Service:** May, 2018 - Present
  **Responsibilities:** Oversee marketing, administration, and product and business development. Rocco has an annual base salary of $225,000 and has a 30% equity package with Cool Cat.

- **Position:** Director
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** CEO & Director

**Name:** Molly E. Pearson

Molly E. Pearson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  **Dates of Service:** August, 2018 - Present
  **Responsibilities:** Manage day - to - day operations for the company. Molly receives an annual base salary of $215,000 and has a 4% equity package with Cool Cat.

- **Position:** Director
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** COO & Director

- **Position:** Principal accounting officer
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** COO, Director, Accounting

Other business experience in the past three years:

- **Employer:** Still Austin Whiskey Company
  **Title:** Director of Production Operations
  **Dates of Service:** September, 2018 - January, 2022
  **Responsibilities:** Managed the production, distilling and co-packing operations for the company

**Name:** Paul G. Savas

Paul G. Savas's current primary role is with S5 Acquisitions . Paul G. Savas currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** Director

Other business experience in the past three years:

- **Employer:** MacAndrews & Forbes
  **Title:** EVP & CFO
  **Dates of Service:** April, 2006 - June, 2020
  **Responsibilities:** CFO responsibility and management oversight of all operating companies

Other business experience in the past three years:

- **Employer:** S5 Acquisitions
  **Title:** Founder
  **Dates of Service:** June, 2021 - Present
  **Responsibilities:** CEO responsibility

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*

The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Minority Holder; Securities with No Voting Rights*
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*We rely on third-party distributors for the placement of our product which is essential*

*to the success of our business*
We rely on limited distribution channels, some of which retain exclusive rights, to market, sell, transport and place our products with retail customers. If our relationship with any of our existing distributors were terminated or impaired, it would impact the sale, delivery and placement of our products with existing retail customers. Such disruption would impact our sales and revenues, and as a result, your investment could be adversely impacted by our reliance on such limited distribution channels.

*We outsource the production of our products to third-party suppliers which is essential to the success of our business*
We rely on third parties to manufacture and produce our products. If our relationship with any of our material, existing supplier were terminated or impaired, it would disrupt the manufacture and production of our product. Such disruption would impact our ability to perform under existing purchase orders for product and otherwise affect our supply of product to distributors and retail customers. As a result, your investment could be adversely impacted by our reliance on third party suppliers.

*We have a limited and concentrated number of retailers as our customer base which customers are essential to the success of our business*
We rely on a limited and concentrated number of retailers as our customer base. If our relationship with any of our existing retail customers were impaired or terminated, it would impact our sales and revenues. As a result, your investment could be adversely impacted by our reliance on a limited and concentrated number of retail customers.

*We are reliant on one main type of product*
All of our current products are variants of one beverage – wine based sparkling cocktails. Our revenues are therefore dependent upon the market for such beverages.

*We are competing against other beverages*
Although we are a unique company that caters to a select market, we do compete against other alcoholic beverages. Our business growth depends on the market interest in the Company over other beverages.

*We have existing intellectual property that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns 17 trademarks and copyrights, along with Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Rocco Venneri (Rocco Venneri owns 30% of 3 Cool Cats, LLC, a holding company that currently owns 100% of Cool Cat Beverages, Inc.) | 7,200,000 | Class B Voting Common Stock | 30.0% |
| Paul Savas (Paul Savas owns 51.3% of 3 Cool Cats, LLC, a holding company that currently owns 100% of Cool Cat Beverages, Inc., through his 100% ownership in (i) S52 Acquisitions, (ii) S51 Acquisitions & (iii) S5 Acquisitions) | 12,312,000 | Class B Voting Common Stock | 51.3% |

## The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, Preferred Stock, Convertible Promissory Note 2023A-05, and Convertible Promissory Note 2023A-04. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class A Non-Voting Common Stock.

***Class A Non-Voting Common Stock***

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class A Non-Voting Common Stock.

*Material Rights*

Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the board of directors of the Corporation (the "Board of Directors") and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

***Class B Voting Common Stock***

The amount of security authorized is 40,000,000 with a total of 24,000,000 outstanding.

*Voting Rights*

One vote per share.

*Material Rights*

The total amount outstanding does not include 2,600,000 shares to be issued pursuant to stock options, reserved but unissued.

**Dividends.** Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the board of directors of the Corporation (the "Board of Directors") and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

***Preferred Stock***

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Preferred Stock.

*Material Rights*

Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board is also authorized to determine or alter the powers, rights, preferences, qualifications, restrictions, and limitations granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

***Convertible Promissory Note 2023A-05***

The security will convert into Equity securities and the terms of the Convertible Promissory Note 2023A-05 are outlined below:

**Amount outstanding:** $200,000.00
**Maturity Date:** December 31, 2024
**Interest Rate:** 10.0%
**Discount Rate:** %
**Valuation Cap:** None
**Conversion Trigger:** $200,000 Qualified Financing

*Material Rights*

At any time prior to the Maturity Date, the Holder shall have the option, exercised at the sole discretion of Holder, to convert, in whole or in part, the outstanding principal amount of the Note and any unpaid accrued interest into shares of Class B Common Stock of Cool Cat Beverages, Inc., a Delaware corporation, at a price of One Dollar

($1.00) per share.

*Convertible Promissory Note 2023A-04*

The security will convert into Equity securities and the terms of the Convertible Promissory Note 2023A-04 are outlined below:

**Amount outstanding:** $400,000.00
**Maturity Date:** December 31, 2024
**Interest Rate:** 10.0%
**Discount Rate:** %
**Valuation Cap:** None
**Conversion Trigger:** $400,000 Qualified Financing

*Material Rights*

At any time prior to the Maturity Date, the Holder shall have the option, exercised at the sole discretion of Holder, to convert, in whole or in part, the outstanding principal amount of the Note and any unpaid accrued interest into shares of Class B Common Stock of Cool Cat Beverages, Inc., a Delaware corporation, at a price of One Dollar ($1.00) per share.

## What it means to be a minority holder

As a minority holder of Class A Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Voting Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 24,000,000
  **Use of proceeds:** Asset transfer from 3 Cool Cats, LLC, to Cool Cat Beverages, Inc., which consisted of substantially all of the assets used in the operation of its business.
  **Date:** May 22, 2023
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $250,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** November 16, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $160,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** November 29, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $90,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** November 29, 2022

**Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $3,650,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** December 31, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Promissory Note
  **Final amount sold:** $400,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** April 03, 2023
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Promissory Note
  **Final amount sold:** $200,000.00
  **Use of proceeds:** General corporate purposes including operating expenses and purchases of inventory
  **Date:** May 09, 2023
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

*The results of operations set forth below detail only those of 3 Cool Cats, LLC, a NY limited liability company and parent of the Company, which parent entity historically operated the business of the Company, but which business will now be exclusively conducted by the Company going forward.*

Year ended December 31, 2021 compared to year ended December 31, 2022.

### Revenue/Loss

Net Income for fiscal year 2021 was -$2,120,674 compared to -$4,517,805 in fiscal year 2022. Net Revenue for fiscal year 2021 was $138,194 compared to $591,574 in fiscal year 2022.

Over the past two years, our management team has been diligently laying the groundwork for market awareness and business success. In 2021, our primary focus was on brand building and product development, as we aimed to establish a strong foundation for our offerings. Building upon that foundation, our attention shifted in 2022 towards production, relationship building, and expanding our market awareness. These strategic efforts were aimed at fostering strong partnerships, enhancing our production capabilities, and increasing our visibility in the market. We believe that these focused endeavors have positioned us for continued growth and success in the coming years.

### Cost of sales

Cost of Sales for fiscal year 2021 was $360,957 compared to $545,710 in fiscal year 2022.

The significant increase in the cost of sales in 2022, as compared to 2021, can be directly attributed to the substantial rise in product production during that period. As our focus shifted towards scaling up our operations and meeting the growing demand for our products, we made strategic investments in production. These necessary expenditures naturally contributed to a higher cost of sales, reflecting the increased volume and scale of our production activities. While this increase in costs may appear notable, it aligns with our deliberate efforts to expand our market presence and meet the needs of our customers through enhanced product availability. We believe that this strategic investment in production will ultimately yield long-term benefits for our business

### Gross margins

Gross margins for fiscal year 2021 were -161.20% compared to 7.75%in fiscal year 2022.

We believe the substantial increase in gross margin in 2022, as compared to 2021, is a clear indication of our potential for success. This positive development reflects our improved ability to generate higher revenue relative to the direct costs associated with producing our products. It suggests that our pricing strategies, cost management efforts, and operational efficiencies have been and will be effective in enhancing our profitability. The higher gross margin not only demonstrates our ability to command a favorable pricing structure in the market but also signifies our enhanced value proposition and competitive position. We believe this upward trend in gross margin instills confidence in our business and underscores the potential for sustained success as we continue to capitalize on our strengths and drive further growth.

**Expenses**

Expenses for fiscal year 2021 were $1,871,308 compared to $4,408,126 in fiscal year 2022.

The increase in expenses in 2022 compared to 2021 can be directly attributed to our intensified efforts to execute our growth strategy, boost advertising initiatives, and create market awareness. Recognizing the importance of expanding our customer base and capturing a larger market share, we strategically allocated resources towards aggressive marketing campaigns, advertising channels, and promotional activities. These investments are aimed at increasing brand visibility, attracting new customers, and solidifying our position in the market. As a result, the associated expenses, such as advertising costs, marketing campaigns, and related overheads, have witnessed a noticeable increase. While these expenditures may impact short-term profitability, they signify our commitment to pursuing sustainable growth and establishing a strong market presence. We believe that the returns on these investments will manifest in increased revenue, customer acquisition, and long-term business success

**Historical results and cash flows:**

The Company is currently in the growth stage and revenue stage. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the growth associated with the multi-state expansion, large chain store approvals throughout the country. Past cash was primarily generated through sales and equity investments. Our goal is to be profitable in 2024. We expect to achieve this through sales growth resulting from distribution growth into 24 states and large chain store approvals like Target, GoPuff, Bevmo, Harris Teeters, Kroger, Total Wine & More. We have achieved this growth by reducing our cost of goods, tightly managing expenses and significant sales growth and distribution.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of July 7, 2023, the Company has capital resources available in the form of a capital contribution or shareholder loan in the amount of $450,000, and $44,000 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are not critical to our Company operations.

We have other funds and capital resources available in addition to the funds from this

Regulation Crowdfunding campaign.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $125,000 for expenses related to inventory/production, trade, field and general marketing, and overhead. Under the minimum raise the company would have access to an additional $500,000 line of credit.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 11 months. This is based on a current monthly burn rate of $125,000 for expenses related to inventory/production, trade, field and general marketing and overhead.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has contemplated additional future sources of capital. The company seeks to put together a Working Capital facility and will continue to seek future capital raises including from existing shareholders.

The Company is currently funded by its largest shareholder. During this crowdfunding round, this shareholder may contribute capital in exchange for convertible promissory notes on the same terms as the notes disclosed in these offering materials if funding is needed.

## Indebtedness

- **Creditor:** Paul Savas via Convertible Promissory Note

**Amount Owed:** $400,000.00
**Interest Rate:** 10.0%
**Maturity Date:** December 31, 2024
See company securities section for material terms.

- **Creditor:** Paul G. Savas via Convertible Promissory Note
**Amount Owed:** $200,000.00
**Interest Rate:** 10.0%
**Maturity Date:** December 31, 2024
See company securities section for material terms.

- **Creditor:** Paul Savas via Secured Revolving Promissory Note
**Amount Owed:** $150,000.00
**Interest Rate:** 10.0%
**Maturity Date:** December 31, 2024
See Related Party Transactions for material terms.

## Related Party Transactions

- **Name of Entity:** Paul Savas
**Relationship to Company:** Director
**Nature / amount of interest in the transaction:** $600k worth of convertible promissory notes with 10% interest and $150k has been issued from a Secured Revolving Promissory Note at 10% and can issue up to $600k.
**Material Terms:** Please see the convertible note entries in the company securities section for information on material rights.

- **Name of Entity:** Paul G. Savas
**Relationship to Company:** Director
**Nature / amount of interest in the transaction:** Paul G. Savas has entered into a Secured Revolving Promissory Note with the Company whereby the Company may be paid advances of up to $600,000.
**Material Terms:** The Holder (Paul G. Savas) shall make Advances under this Note as may be requested by the Company from time to time, but only to the extent such requests for Advances are approved, in writing, by the Holder, in its sole and absolute discretion, and further, provided the principal amount of Advances outstanding at any one time, and interest thereon, do not exceed, in the aggregate, the Maximum Amount. All principal advances by the Holder hereunder and the respective dates thereof shall be endorsed by the Holder on Schedule A attached hereto, and the Holder shall similarly endorse any partial repayments of principal by the Company hereunder and the respective dates thereof on Schedule A attached hereto, and all of the foregoing shall be made a part hereof, or on a continuation thereof which shall be attached hereto and made a part hereof; provided, however, that the failure to make such notation with respect to any Advance or payment shall not limit or otherwise affect the

obligations of Company under this Note. The Holder has no obligation to make any Advances under this Note.

## Valuation

**Pre-Money Valuation:** $24,000,000.00

**Valuation Details:**

*This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock outstanding. The Company does not have any options or warrants outstanding. In making this calculation, we have not assumed that the 2,600,000 shares reserved for issuance under the company's equity incentive plan are issued.*

*The pre-money valuation also does not take into account any convertible securities currently outstanding. The Company currently has $600,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

Our company valuation is based on the sale price of comparable companies (see below), where companies in the same segment sold at a price per case of $800 on the low end to $8000 on the high end. In the past 12 months, Cool Cat has sold over 14,000 cases, putting our valuation at approximately $1700 per case. Our lowest projection for the remainder of 2023 represents 50,000 cases sold putting our valuation at $500 per case.

Source: Pitch Book 2023

**Deep Eddy Vodka**
Acquirer: Heaven Hill
Case Vol: 500,000
Price Per Case: $8800
Acquisition Price: $400,000,000

**Casamigos Tequila**
Acquirer: Diageo
Case Vol: 120,000
Price Per Case: $8,333
Acquisition Price: $1,000,000,000

**Patron Tequila**
Acquirer: Bacardi
Case Vol: 2,599,388

Price Per Case: $1,962
Acquisition Price: $5,100,000,000

**Avian Spirits Tequila**
Acquirer: Pernod Ricard
Case Vol: 17,544
Price Per Case: 45,700
Acquisition Price: $100,000,000

**Casa Noble Tequila**
Acquirer: Constellation Brands
Case Vol: 20,000
Price Per Case: $3,300
Acquisition Price: 66,000,000

**Cutwater Spirits RTD**
Acquirer: AB InBev
Case Vol: 275, 000
Price Per Case: $1,091
Acquisition Price: $300,000,000

**On The Rocks RTD**
Acquirer: Beam Suntory
Case Vol: 130,000
Price Per Case: $2,000
Acquisition Price: $260,000,000

**Lone River Ranch Water RTD (Launched 2020)**
Acquirer: Diageo
Case Vol: 50,000
Price Per Case: $1,000
Acquisition Price: $50,000,000

## Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Company Employment*
  37.0%
  We will use 40% of the funds to hire key personnel for daily operations, including the following roles: Executive leadership, sales and marketing. Wages to be commensurate with training, experience and position.

- *Working Capital*
  56.5%
  We will use 56.5% of the funds for working capital to cover expenses for Trade sales & marketing as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.drinkcoolcat.com (drinkcoolcat.com/pages/investors ).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/drinkcoolcat

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cool Cat Beverages, Inc.

*[See attached]*

# 3 COOL CATS, LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
3 Cool Cats, LLC
Miami Beach, Florida

We have reviewed the accompanying financial statements of 3 Cool Cats, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 22, 2023
Los Angeles, California

**3 COOL CATS LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | **2022** | **2021** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 29,403 | $ 888,573 |
| Acccounts Receivable, net | 7,315 | 585 |
| Inventory | 991,051 | 123,407 |
| Prepaids and Other Current Assets | 22,187 | 259,088 |
| **Total current assets** | **1,049,956** | **1,271,653** |
| | | |
| Property and Equipment, net | 76,040 | 13,987 |
| Security Deposit | 29,900 | 17,100 |
| **Total assets** | **$ 1,155,895** | **$ 1,302,740** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ 114,758 | $ 48,865 |
| Credit Cards | 19,223 | 9,302 |
| Convertible Note | 500,000 | 675,000 |
| Accrued Interest on Convertible Note | 4,061 | 34,147 |
| SBA Loan | - | 1,000 |
| Other Current Liabilities | 13,022 | 12,500 |
| **Total current liabilities** | **651,065** | **780,814** |
| | | |
| Simple Agreement for Future Equity (SAFEs) | 3,746,053 | - |
| **Total liabilities** | **4,397,117** | **780,814** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' Equity | (3,241,222) | 521,927 |
| **Total Members' Equity** | **(3,241,222)** | **521,927** |
| | | |
| **Total Liabilities and Members' Equity** | **$ 1,155,895** | **$ 1,302,740** |

*See accompanying notes to financial statements.*

**3 COOL CATS LLC**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 591,574 | $ | 138,194 |
| Cost of Goods Sold | | 545,710 | | 360,957 |
| Gross profit | | 45,864 | | (222,763) |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 1,402,317 | | 848,754 |
| Sales and Marketing | | 3,005,809 | | 1,022,554 |
| Total operating expenses | | 4,408,126 | | 1,871,308 |
| | | | | |
| Operating Income/(Loss) | | (4,362,262) | | (2,094,071) |
| | | | | |
| Interest Expense | | 64,828 | | 29,802 |
| Other Loss/(Income) | | 90,714 | | (3,199) |
| Income/(Loss) before provision for income taxes | | (4,517,805) | | (2,120,674) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(4,517,805)** | **$** | **(2,120,674)** |

*See accompanying notes to financial statements.*

| (in , $US) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2020** | **$** | **325,140** |
| Capital Contribution | | 2,317,460 |
| Net income/(loss) | | (2,120,674) |
| **Balance—December 31, 2021** | **$** | **521,927** |
| Conversion of Convertible Notes to Equity Securities | | 754,656 |
| Net income/(loss) | | (4,517,805) |
| **Balance—December 31, 2022** | **$** | **(3,241,222)** |

*See accompanying notes to financial statements.*

**3 COOL CATS LLC**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2022 | 2021 |
|---|---|---|---|
| (USD $ in Dollars) | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Net income/(loss) | $ | (4,517,805) | $ (2,120,674) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | |
| Depreciation of Property | | 40,264 | 6,155 |
| SAFEs Fair Value adjustment | | 96,053 | - |
| SBA Loan forgivness | | (1,000) | |
| Changes in operating assets and liabilities: | | | |
| Acccounts Receivable, net | | (6,730) | 16,732 |
| Inventory | | (867,644) | 28,042 |
| Prepaids and Other Current Assets | | 236,902 | (223,106) |
| Accounts Payable | | 65,893 | 32,073 |
| Credit Cards | | 9,921 | 4,648 |
| Other Current Liabilities | | 522 | 12,500 |
| Security Deposit | | (12,800) | (17,100) |
| Accrued Interest on Convertible Note | | 49,571 | 29,519 |
| **Net cash provided/(used) by operating activities** | | **(4,906,854)** | **(2,231,211)** |
| | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | |
| Purchases of Property and Equipment | | (102,316) | (20,142) |
| **Net cash provided/(used) in investing activities** | | **(102,316)** | **(20,142)** |
| | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Capital Contribution | | - | 2,317,460 |
| Convertible Notes, net | | 500,000 | 625,000 |
| Borrowing on SAFEs | | 3,650,000 | - |
| **Net cash provided/(used) by financing activities** | | **4,150,000** | **2,942,460** |
| | | | |
| Change in cash | | (859,170) | 691,107 |
| Cash—beginning of year | | 888,573 | 197,466 |
| **Cash—end of year** | **$** | **29,403** | **$ 888,573** |
| | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Cash paid during the year for interest | $ | 64,828 | $ 29,802 |
| Cash paid during the year for income taxes | $ | - | $ - |
| | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ - |
| Issuance of equity in return for note | $ | 754,656 | $ - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

3 Cool Cats, LLC was formed on May 29, 2018 in the state of New York. The financial statements of 3 Cool Cats, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Beach, Florida.

More Than a Drink, Cool Cat is a unique lifestyle brand that offers refreshing sparkling wine cocktail experiences with the ease and convenience of a canned drink. Wine based sparkling cocktails are elevating the segment and carving out their role vs. seltzers, creating a new sub-category within Alc Bev that differs from spirits or malt based RTDs. We must legally follow the three-tier system. We sell to licensed Wine & Spirits Distributors, who then sell to on & off-premises retailers, who then sell to the consumer.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $591,516, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Marketing Displays | 3 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its refreshing sparkling wine cocktail products.

**Cost of sales**

Cost of sales include the cost of goods sold, freight and delivery.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $2,255,155 and $1,004,054, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| Finished Goods | $ 698,410 | $ - |
| Raw materials | - | 123,407 |
| Packaging | 292,640 | - |
| **Total Inventory** | **$ 991,051** | **$ 123,407** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| Prepaid expenses | $ 22,187 | $ 259,088 |
| **Total Prepaids and other current asset** | **$ 22,187** | **$ 259,088** |

Other current liabilities consist of the following items:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| Accrued Expenses | $ 13,022 | $ 12,500 |
| **Total Other Current Liabilities** | **$ 13,022** | **$ 12,500** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Marketing Displays | $ 122,458 | $ 20,142 |
| **Property and Equipment, at Cost** | **122,458** | **20,142** |
| Accumulated depreciation | (46,418) | (6,155) |
| **Property and Equipment, Net** | **$ 76,040** | **$ 13,987** |

Depreciation expenses for equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $40,264 and $6,155, respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

| As of Year Ended December 31, 2022 | | |
|---|---|---|
| **Member's name** | **Unit Class** | **Ownership percentage** |
| Rocco Venneri | A | 39.3% |
| S5 Acquisitions I, LLC | C | 28.8% |
| Jamie Avanzino | B | 5.6% |
| Others | A, B, C | 26.3% |
| **TOTAL** | | **100.0%** |

## 7. DEBT

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

| | | | | | As of Year Ended December 31, | |
|---|---|---|---|---|---|---|
| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | 2022 | 2021 |
| Safes I - XXI | $ 3,650,000 | Fiscal Year 2022 | $ - | 95% | $ 3,650,000 | $ - |
| Fair Value Adjustment | | | | | $ 96,053 | |
| **Total SAFE(s)** | **$ 3,650,000** | | | | **$ 3,746,053** | **$ -** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of units of SAFE Preferred Units equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of units of Common Unit equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating preferred equity; provided, however, for the avoidance of doubt, in connection with any Liquidity Event or Dissolution Event that also constitutes a Deemed Liquidation Event, for purposes of the definition of "Net Proceeds" set forth in the Operating Agreement, this SAFE will be deemed "debt" of the Company. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units) (but excluding all SAFEs); (ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Preferred Units (including, without limitation, for the avoidance of doubt, Class C-1 Units (as defined in the Operating Agreement)) and Common Units (including, without limitation, for the avoidance of doubt, Class A Units and Class B Units (each as defined in the Operating Agreement)), which Proceeds shall be allocated among the Preferred Units and Common Units in accordance with the Operating Agreement. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

**Convertible Note(s)**

Below are the details of the convertible notes:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| S5 Acquisition I, LLC (Note 1 2022) | $ 250,000 | 8.00% | 11/16/2022 | 12/31/2022 | $ 2,466 | $ 2,466 | $ 250,000 | $ - | $ 252,466 | $ - | $ - | $ - | $ - | $ - |
| S5 Acquisition I, LLC (Note 2A 2022) | $ 160,000 | 8.00% | 11/29/2022 | 12/31/2022 | $ 1,122 | $ 1,122 | $ 160,000 | $ - | $ 161,122 | $ - | $ - | $ - | $ - | $ - |
| S5 Acquisition I, LLC (Note 2B 2022) | $ 90,000 | 6.00% | 11/29/2022 | 12/31/2022 | $ 473 | $ 473 | $ 90,000 | $ - | $ 90,473 | $ - | $ - | $ - | $ - | $ - |
| Convertible Notes series 2021A | $ 675,000 | 6.00% | Fiscal Year 2021 | Converted into stock | $ - | $ - | $ - | $ - | $ - | $34,147 | $34,147 | $ 675,000 | $ - | $ 675,000 |
| **Total** | | | | | **$ 4,061** | **$ 4,061** | **$ 250,000** | **$ -** | **$ 504,061** | **$34,147** | **$34,147** | **$ 675,000** | **$ -** | **$ 675,000** |

The convertible notes are convertible into Equity securities at a conversion price equal to the cash price paid per unit for equity securities by the investors in the qualified financing multiplied by the discount multiplier (0.8x). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

## 8. RELATED PARTY

In November of 2022, the company issued three Convertible notes to S5 Acquisition I, LLC, one of the members in the aggregate amount of $500,000. The notes bear an interest rate of 6-8%. The Qualified Conversion Trigger is set at $2,000,000. As of December 31, 2022, the outstanding balance of the notes is $500,000.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 22, 2023, which is the date the financial statements were available to be issued.

On January 6, 2023, the company issued a secured convertible promissory note in the amount of $300,000 to Paul G. Savas. The note bears an interest rate of 10% and maturity date is set on December 31, 2024.

On February 2, 2023, the company issued a secured convertible promissory note in the amount of $350,000 to Paul G. Savas. The note bears an interest rate of 10% and maturity date is set on December 31, 2024.

On March 3, 2023, the company issued a secured convertible promissory note in the amount of $400,000 to Paul G. Savas. The note bears an interest rate of 10% and maturity date is set on December 31, 2024.

On May 9, 2023, the company issued a secured convertible promissory note in the amount of $200,000 to Paul G. Savas. The note bears an interest rate of 10% and maturity date is set on December 31, 2024.

On May 18, 2023, Cool Cat Beverages Inc, a Delaware C Corporation, was formed. The C Corporation is authorized to issue of all classes of stock totaling 60,000,000 shares. The Company is authorized to issue 10,000,000 shares of Class A Non-Voting Common Stock with a par value of $0.0001 per share, 40,000,000 shares of Class B Voting Common Stock with a par value of $0.0001 per share and 10,000,000 shares of Preferred Stock with a par value of $0.0001 per share.

On May 22, 2023, there was an asset purchase agreement between 3 Cool Cats LLC and Cool Cat Beverages, Inc where substantially all assets and liabilities of 3 Cool Cats, LLC were transferred to Cool Cat Beverages, Inc. in exchange for all of founder's stock. Following the crowdfunding campaign, Cool Cat Beverages, Inc. will be owned by the 3 Cool Cats, LLC and the Reg CF investors. As part of the asset purchase agreement, promissory notes issued January 6th 2023 in the amount of $300,000, promissory notes issued February 2nd, 2023 for $350,000, and promissory notes issued March 3rd, 2023 for $400,000 were excluded from the net asset transfer.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,362,262, an operating cash flow loss of $4,906,854 and liquid assets in cash of $29,403, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

# COOL CAT BEVERAGES, INC.

## FINANCIAL STATEMENTS
## AS OF INCEPTION (MAY 18, 2023)
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
COOL CAT BEVERAGES, INC.
Miami Beach, Florida

We have reviewed the accompanying financial statements of COOL CAT BEVERAGES, INC. (the "Company,"), which comprise the balance sheet as of May 18, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 18, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 25, 2023
Los Angeles, California

**COOL CAT BEVERAGES INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of inception** | | **May 18, 2023** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | - |
| **Total current assets** | | **-** |
| | | |
| | | - |
| **Total assets** | **$** | **-** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| **Total Liabilities** | $ | - |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Class A Non-Voting Common Stock, | | - |
| Class B Voting Common Stock | | - |
| Preferred Stock | | - |
| Retained earnings/(Accumulated Deficit) | | - |
| | | |
| **Total Stockholders' Equity** | | **-** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **-** |

*See accompanying notes to financial statements.*

**COOL CAT BEVERAGES INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **As of inception** | **May 18, 2023** |
| --- | --- |
| (USD $ in Dollars) | |
| Net revenue | $ - |
| Cost of goods sold | - |
| Gross profit | - |
| | |
| Operating expenses | |
| General and administrative | - |
| Sales and marketing | - |
| Total operating expenses | - |
| | |
| Operating income/(loss) | - |
| | |
| Interest expense | - |
| Other Loss/(Income) | - |
| Income/(Loss) before provision for income taxes | - |
| Provision/(Benefit) for income taxes | - |
| | |
| **Net income/(Net Loss)** | **$ -** |

*See accompanying notes to financial statements.*

## COOL CAT BEVERAGES INC.

### STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

### (UNAUDITED)

| (in , $US) | Class A Non-Voting Common Stock | | Class B Voting Common Stock | | Preferred Stock | | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | |
| **Inception date (May 18, 2023)** | - | | - | | - | | | |
| Issuance of Stock | - | $ - | - | $ - | - | $ - | $ - | $ - |
| Net income/(loss) | - | - | - | - | - | - | $ - | - |
| **Balance— (May 18, 2023)** | - | $ - | - | $ - | - | $ - | $ - | $ - |

*See accompanying notes to financial statements.*

## COOL CAT BEVERAGES INC.
### STATEMENTS OF CASH FLOWS
### (UNAUDITED)

| As of inception | | May 18, 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | - |
| **Net cash provided/(used) by operating activities** | | **-** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Acquisition of equity interest | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of stock | | - |
| **Net cash provided/(used) by financing activities** | | **-** |
| | | |
| Change in cash | | - |
| Cash—beginning of year | | - |
| **Cash—end of year** | **$** | **-** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

COOL CAT BEVERAGES INC. was incorporated on May 18, 2023, in the state of Delaware. The financial statements of COOL CAT BEVERAGES INC. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Beach, Florida.

COOL CAT BEVERAGES INC. was established with the specific purpose of owning and operating the 3 Cool Cats LLC. As part of this transition, the assets of the previous LLC were transferred to COOL CAT BEVERAGES INC., effectively consolidating the business operations under the COOL CAT BEVERAGES INC. From now on, all activities, management, and day-to-day operations of the Cool Cat business will be conducted within COOL CAT BEVERAGES, INC.

Cool Cat is a unique lifestyle brand that offers refreshing sparkling wine cocktail experiences with the ease and convenience of a canned drink. Wine based sparkling cocktails are elevating the segment and carving out their role vs. seltzers, creating a new sub-category within Alc Bev that differs from spirits or malt based RTDs.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31st, as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 18, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 17, 2022, the Company determined that no reserve was necessary.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recently incorporated and is not yet due to file its first fiscal year end tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its refreshing sparkling wine cocktail products.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 17, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

The total number of shares the C Corporation is authorized to issue of all classes of stock is 60,000,000.

**Class A Non-Voting Common Stock**

The Company is authorized to issue 10,000,000 shares of Class A Non-Voting Common Stock with a par value of $0.0001 per share. As of May 18, 2023, no shares have been issued and are outstanding.

**Class B Voting Common Stock**

The Company is authorized to issue 40,000,000 shares of Class B Voting Common Stock with a par value of $0.0001 per share. As of May 18, 2023, no shares have been issued and are outstanding.

**Preferred Stock**

The Company is authorized to issue 10,000,000 shares of Preferred Stock with a par value of $0.0001 per share. As of May 18, 2023, no stock shares have been issued and are outstanding.

## 4. DEBT

The Company currently has no debt.

## 5. RELATED PARTY

There are no related party transactions.

## 6. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 18, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 18, 2023 through May 25, 2023, which is the date the financial statements were available to be issued.

On May 22, 2023, there was an asset purchase agreement between 3 Cool Cats LLC and Cool Cat Beverages, Inc where substantially all assets and liabilities of 3 Cool Cats, LLC were transferred to Cool Cat Beverages, Inc. in exchange for all of founder's stock. Following the crowdfunding campaign, Cool Cat Beverages, Inc. will be owned by the 3 Cool Cats, LLC and the Reg CF investors. As part of the asset purchase agreement, promissory notes issued January 6th 2023 in the amount of $300,000, promissory notes issued February 2nd, 2023 for $350,000, and promissory notes issued March 3rd, 2023 for $400,000 were excluded from the net asset transfer.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

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INVEST IN COOL CAT TODAY!

# POP THE CAN, NOT THE CORK

Cool Cat is a wine based Ready-to-Drink lifestyle brand that's disrupting the industry with its award-winning line of sparkling cocktails. The company has ...

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$148,797.85 Raised

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

## REASONS TO INVEST

- Cool Cat is disrupting the wine industry with its award-winning line of better-for-you sparkling cocktails that are easily transportable, environmentally conscious, and appealing to the next generation of wine drinkers.
- As a minority-founded company committed to diversity, inclusivity, and representation, Cool Cat is not just a brand, it's a movement that's inspiring growth and building a community. The company has been featured across publications like Fortune, Oprah, Rolling Stone, and more. Kelly Ripa is quoted saying it's "the sparkling beverage of the future!"
- Cool Cat's simple yet powerful business model generates revenue through distributor purchase orders, allowing the brand to gain significant traction with distribution in over 1,000 stores across 24 states, including national accounts like Target, Total Wine & More, and BevMo!

Invest Now
$1.00 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $148,797.85 | 113 |
| MIN INVEST | VALUATION |
| $500 | $24M |

THE PITCH

## The Sparkling Cocktail Disrupting the Wine Industry

Cool Cat is an award-winning line of low calorie sparkling cocktails that's making waves in the wine category. With a high ABV of 6.9%, 140 cals, and 2 grams of sugar, Cool Cat is a refreshing option that's easily transportable and environmentally conscious. With distribution in national accounts like Target, Total Wine & More, and BevMo! in over 1,000 stores across 24 states, Cool Cat is quickly gaining momentum. Led by a diverse and experienced team, Cool Cat is committed to inspiring growth and building a fearless community of like-minded individuals, making this the perfect investment for forward-thinking investors.


WHY
COOL CAT?
GREAT TASTING
HIGH ABV 6.9%
PORTABILITY
DURABILITY
ENVIRONMENT SAFE


ONE COOL CAT
4-PACK


POP THE CAN, NOT THE CORK

OUR BUSINESS MODEL

## Revolutionizing Sales and Shattering Barriers

Cool Cat has a simple yet powerful business model that centers around generating revenue through distributor purchase orders. Due to regulatory restrictions, Cool Cat is only able to sell to distributors, who then sell to retailers, and eventually, to consumers. This strategic approach allows the brand to generate sales across all three groups - distributors, retailers, and consumers - without ever selling directly to consumers.


NATURALLY FLAVORED SPARKLING COCKTAILS
Cool Cat
BERRY
SPARKLING COCKTAIL
CITRUS
ELDERFLOWER
GRAPEFRUIT
Available in Elderflower, Citrus, Berry, and Grapefruit - feature a base of California white wine, cane sugar, and are naturally gluten free. At 6.9% ABV they are a better alternative to many other alcoholic beverages, containing just 140 calories and two grams of sugar per 12-ounce can.

One of the most compelling aspects of Cool Cat is their unwavering commitment to diversity, inclusivity, and representation. These values are at the forefront of their business, and they hope to inspire other minority-owned companies to follow suit. They work closely with their partners to ensure their brand is highlighted as such, and that it receives the necessary resources to succeed. In short, Cool Cat is not just a brand, it's a movement, and they believe that they are poised to make a significant impact on the industry moving forward.


"What a great value the 12 oz. cans are, and so refreshing, I'm hooked, have another order coming."
Anonymous ★★★★★

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

## A Wine Cocktail with Diverse Appeal

Cool Cat is making wine more approachable and inclusive to the next generation of wine drinkers.

**Although total U.S. wine sales increased in 2022, a recent study[1] suggests the wine industry should focus on being more innovative and recruiting new, multicultural wine consumers.**


ONLY 25%
of 20–29-year-olds (Gen Z and younger Millennials) drink wine, of which:
4%
Are Asian
12%
Are Black
70%
Are White-non-Hispanic
13%
Are Hispanic

**THE WINE COCKTAIL CATEGORY**

which includes wine spritzers – is growing rapidly

**+48.5%**

in value in 2021

**+35.5%**

in volume in 2021

*Source

Cool Cat is poised to address the growing demand for wine cocktails and appeal to a diverse, multicultural market. The wine cocktail category has experienced significant growth in 2021, up +48.5% in value and +35.5% in volume. As the wine industry aims to attract new, younger, and more diverse consumers, Cool Cat's RTD single serving sizes offer convenience, new flavors, and styles that align with the evolving consumer preferences. With only 25% of Gen Z and younger Millennials drinking wine, and a relatively low percentage of non-White consumers, Cool Cat's commitment to inclusion is an important differentiator in the market. The team has been pleased to see increasing support from retailers for minority-founded companies, and they look forward to capitalizing on this momentum.

**AVAILABLE IN 1,000+ STORES ACROSS 24 STATES, INCLUDING:**

BevMo! gopuff Kroger Harris Teeter Total Wine & MORE

Cool Cat is a game-changing wine brand that's making waves in the RTD category. With its refreshing taste, high ABV of 6.9%, and portability, it is a standout product that's easy to take on the go. What's more, Cool Cat is environmentally conscious, with its recyclable packaging making it a smart choice for those looking to minimize their carbon footprint. Cool Cat offers more bang for your buck, with one can equaling two glasses of wine and a four-pack coming close to two bottles of wine. And with only 140 calories, 2G of sugar, and gluten-free, Cool Cat is the better-for-you wine. The brand is led by a diverse leadership team with over 80 years of professional experience, including key hires from Pernod Ricard, Monster Energy, and Essentia Water. Exciting updates include placements across 209 Target stores in 20 states and 150 Food City Supermarkets. Cool Cat has also raised $9.4M through individuals and its lead investor and has won numerous awards, including being featured on Liquor.com's "13 Best Canned Wines to Drink in 2022" and on major platforms such as *Oprah* and *Rolling Stone*.


FEATURED ON
FORTUNE
Forbes
THE ZOE REPORT
live Kelly & Ryan
Us WEEKLY
Rolling Stone

WHY INVEST

## Join the Movement, Change the Game


BEST SPRITZER
LIQUOR.COM
GOLD MEDAL
BEST CANNED COCKTAIL
SELTZERLAND
BEST CAN DESIGN
SELTZERLAND
INVEST TODAY IN OUR AWARD WINNING
GUILT FREE
SPARKLING COCKTAIL
Cool Cat
CITRUS
ELDERFLOWER
GRAPEFRUIT
BERRY
SPARKLING COCKTAIL

Investing in Cool Cat is not just a strategic business decision but an opportunity to support a brand that upholds a steadfast commitment to its values and boasts an impressive distribution network. With the soaring popularity of wine cocktails and the increased support for minority-owned businesses, you have a company that has the potential to make a lasting impact in this industry. Invest in Cool Cat and take part in this game-changing wine brand's exciting journey.

# ABOUT

HEADQUARTERS
**429 Lenox Ave**
**Miami, FL 33139**

WEBSITE
View Site

Cool Cat is a wine based Ready-to-Drink lifestyle brand that's disrupting the industry with its award-winning line of sparkling cocktails. The company has placements in over 1,000 stores across 24 states, including major retailers like Target and Total Wine & More, and has raised $9.4M in funds.

# TEAM

**Molly E. Pearson**

Chief Operating Officer, Director & principal accounting officer

Molly has been working in the alcohol business since she was 22 and developed more than 30 unique alcohol beverage brands before the age of 40. She's spent the last sixteen years working with lead distributors, distilleries, flavor companies and chemists, manufacturers, co-packers, industry suppliers, and entrepreneurs to create and cultivate numerous successful alcohol brands and craft distilleries. Her many specialties include TTB Compliance and Federal Regulations, brand conception and development, product formulation, spirit/distilling sourcing, packaging development and design, material sourcing, finance and business plan development, manufacturing, marketing, distribution, and brand management.

**Rocco Gabriel Venneri**

Co-Founder, CEO & Director

The team is led by Co-Founder & CEO Rocco Venneri, who oversees marketing, administration, and product and business development. A Black/mixed race gay man, Venneri spent 15 years as a strategic marketer in the fashion industry, developing and executing successful digital, social media, and print campaigns and activations for global heritage brands including Tommy Hilfiger and Armani. Leveraging his fashion marketing background and personal beliefs, he created an original, high-quality product inclusive of all genders, ethnicities, and sexual orientations, that brings together likeminded individuals who share similar values and experiences – aka, a fearless community of Cool Cats.

**Paul G. Savas**

Director

Paul G. Savas is an experienced executive with extensive financial and operational experience. He previously served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes. Mr. Savas joined MacAndrews & Forbes in 1994 as Director of Corporate Finance, have served in various positions of increasing responsibilities and became Chief Financial Officer in 2007.

As CFO, Mr. Savas oversaw all corporate transactions, including financing, acquisitions and divestitures. His experience in managing a diversified portfolio of companies extends across a wide array of industries including- cosmetics & consumer products, marketing & business services, financial services, biotechnology, lottery & gaming operations, military equipment & defense.

He also served as director and board member of several public and private companies, in which he provided business, leadership and management support to each of the companies within the MacAndrews & Forbes portfolio.

Founder of S5 Acquisitions, a privately held management company, Mr. Savas is currently exploring strategic investment opportunities.

**Brian Smith**

Chief Commercial Officer

Brian is an industry veteran, having worked for top beverage companies like Pabst Brewing and Coors. He's now joined Cool Cat Sparkling Cocktail as a leader in their sales team, bringing his expertise in structuring customer-focused teams and recruiting top talent. With over 20 years of consumer goods experience, Brian has built a reputation as a culture champion, ensuring high standards and values are instilled throughout his sales teams. Beyond his professional achievements, he is also actively involved in not-for-profit organizations, serving as a Board Member and Treasurer for Beat The Streets - Chicago. In his personal life, Brian resides in San Antonio with his wife and two daughters.

# TERMS

Cool Cat

### Overview

PRICE PER SHARE
**$1**

VALUATION
**$24M**

DEADLINE
**Aug 30, 2023**

FUNDING GOAL
**$15k - $1.24M**

### Breakdown

MIN INVESTMENT
**$500**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$400,000**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**15,000**

SHARES OFFERED
**Class A Non-Voting Common Stock**

MAX NUMBER OF SHARES OFFERED
**1,235,000**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Time-Based Perks**

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

**Volume-Based Perks**

Invest $1000+ and receive 5% bonus shares

Invest $5,000+ and receive 10% bonus shares

Invest $10,000+ and receive 15% bonus shares

**The 10% StartEngine Owners' Bonus**

Cool Cat Beverages, Iinc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Irregular Use of Proceeds*
*The Company will not incur irregular use of proceeds.*

**Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Cool Cat.

**$500**

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

**$1,000**

TIER 1

Invest $1000+ and receive 5% bonus shares

Select

**$5,000**

TIER 2

Invest $5,000+ and receive 10% bonus shares

Select

**$10,000**

TIER 3

Invest $10,000+ and receive 15% bonus shares

Select

## JOIN THE DISCUSSION

0/2500

Post

MB **Michael Bartow**
a month ago

Since you say your in NY where exactly are you selling the products from. I know we aren't to the point of selling wine in supermarkets...

1 0

Th **Timothy huckaby**
a month ago

What is your runway or burn rate? Do you manufacturer in house your own product for overall quality control and cost savings or wi...

2 0

Th

**Timothy huckaby**
a month ago

How will you increase margins in the future and how much would you like to or think you can increase them too? What other product lin...

1 0

Th

**Timothy huckaby**
a month ago

What are your gross and net margins? how much revenue have you made todate?. What is your month to month avg growth? What is ...

0 0

Show More Comments

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The time to expand the Cool Cat Community is now.

Despite the odds and challenges minorities face when launching and growing a new brand, we've been fortunate to secure funding from investors who believe in what we are building.

It has always been our dream to inspire other minorities to become brand owners. So now, we're proud to announce that we're giving our community of Cool Cats the opportunity to invest in a product that celebrates and represents you.

We are launching a new fundraising campaign through StartEngine.

This is your chance to be part of a brand that is breaking industry barriers, making wine drinking more approachable, inclusive, and cool.

We at Cool Cat believe we are at the forefront of an industry revolution. In the $13.8 billion wine market, ready to drink wine-based cocktails are outpacing wine growth by more than six times, with a total addressable market of $262 million in the United States alone.

Cool Cat Sparkling Cocktails are made with white wine, natural flavors and are gluten free. At 6.9% alcohol they are a better alternative to many other alcoholic beverages, containing just 140 calories and 2 grams of sugar per 12-ounce can. Cool Cat tastes great out of the can, poured over ice, or used as a mixer in cocktails.

We have come a long way since our launch in 2020. Named “Best Spritzer” by Liquor.com, Cool Cat is making its mark in the wine category with major retailers including Target, Total Wine & More, Kroger, Harris Teeter, GoPuff, and BevMo! to name a few.

We are currently sold in 24 states, and are now available in 200+ Target stores across the country, marking the beginning of our most exciting distribution to date!

With a $500 minimum investment, you can join us as we continue to disrupt and evolve the alcohol industry.

We’re not just looking for investors; we’re looking for all of you Cool Cats out there who want to be part of something that is a reflection of you.

Together, we’re going to change the game of what success looks like.

And remember, THE COOL IS YOU!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "COOL CAT BEVERAGES, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MAY, A.D. 2023, AT 6:59 O`CLOCK P.M.*

Jeffrey W. Bullock, Secretary of State

7470195 8100
SR# 20232182778

Authentication: 203388122
Date: 05-19-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:59 PM 05/18/2023
FILED 06:59 PM 05/18/2023
SR 20232182778 - File Number 7470195

# 'ERTIFICATE OF INCORPORATION OF COOL CAT BEVERAGES, INC.

The undersigned incorporator, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certifies as follows:

1. The name of the corporation is COOL CAT BEVERAGES, INC. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 8 The Green, STE R, Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation at such address is Resident Agents Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of all classes of stock which the Corporation is authorized to issue is 60,000,000, consisting solely of:

(a) 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock");

(b) 10,000,000 shares of Class A Non-Voting Common Stock, par value $0.0001 per share ("Class A Common Stock"); and

(c) 40,000,000 shares of Class B Voting Common Stock, par value $0.0001 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

The following is a statement of the powers, designations, preferences, relative rights, qualifications, limitations, and restrictions in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

i. General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock.

ii. Voting. The holders of Class B Common Stock are entitled to one vote for each share held as of the record date for each meeting of stockholders. Except as expressly provided herein or as required by law, the holders of Class A Common Stock will have the same powers, rights, and preferences as, and will rank equally and share proportionately with, and be identical in all respects as to all matters to, the Class B Common Stock, including the right to attend stockholders meetings and receive informational distributions from the Corporation with respect to such meetings; provided, however, that the holders of Class A Common Stock will have no voting rights other than those voting rights required by law. There shall be no cumulative voting.

iii. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the board of directors of the Corporation (the "Board of Directors" or "Board") and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board is also authorized to determine or alter the powers, rights, preferences, qualifications, restrictions, and limitations granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

5. The name and mailing address of the incorporator(s) of the Corporation are:

| Name | Mailing Address |
|---|---|
| Registered Corporate Services LLC | 1200 Brickell Avenue, Suite 950<br>Miami, FL 33131 |

6. To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Paragraph 6 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

7. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

8. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the by-laws of the Corporation (the "**By-Laws**") or adopt new By-Laws without any action on the part of the stockholders; provided that any By-

law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

9. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Paragraph 10.

[SIGNATURE PAGE FOLLOWS]

THE UNDERSIGNED, BEING THE INCORPORATOR, FOR THE PURPOSE OF FORMING A CORPORATION PURSUANT TO THE DGCL, DOES MAKE THIS CERTIFICATE OF INCORPORATION, HEREBY ACKNOWLEDGING, DECLARING, AND CERTIFYING THAT THE FOREGOING CERTIFICATE OF INCORPORATION IS ITS ACT AND DEED AND THAT THE FACTS HEREIN STATED ARE TRUE, AND HAS ACCORDINGLY HEREUNTO SET ITS HAND THIS 18TH DAY OF MAY 2023.

INCORPORATOR

Registered Corporate Services LLC

By: Pablo S. Quesada

Name: Pablo S. Quesada

Title: Manager